UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FastFunds Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31188E108
(CUSIP Number)

Carebourn Capital, L.P.

8700 Blackoaks Lane North

Maple Grove, MN 55311

612-889-2418

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188E108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carebourn Capital, L.P.
EIN #26-4658563
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America, State of Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

5,449,910
	6.	SHARED VOTING POWER

0
	7.	SOLE DISPOSITIVE POWER

5,449,910
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,249,910
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2% (based on 111,222,662 shares of common stock outstanding as of May 7, 2015)
12.	TYPE OF REPORTING PERSON (see instructions)

Accredited Investor

CUSIP No. 31188E108	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carebourn Partners, LLC
EIN #26-4658625
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America, State of Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

4,800,000
	6.	SHARED VOTING POWER

0
	7.	SOLE DISPOSITIVE POWER

4,800,000
	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,249,910
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2% (based on 111,222,662 shares of common stock outstanding as of May 7, 2015)
12.	TYPE OF REPORTING PERSON (see instructions)

Accredited Investor

CUSIP No. 31188E108	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer
FastFunds Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices
319 Clematis Street, Suite 400, West Palm Beach, FL 33401

Item 2.

(a)	Name of Person Filing

(1) Carebourn Capital, L.P.
(2) Carebourn Partners, LLC

This Schedule 13G/A is filed by Carebourn Capital, L.P., on behalf of all of the above persons pursuant to Rule 13d-1(k). Attached is an agreement in writing among the above persons that this Schedule 13G/A be so filed on behalf of each of them. For a further description on the relationship between the above persons, see Item 4(a) of this report.

(b)	Address of the Principal Office or, if none, residence

All reporting persons may be contacted at:

8700 Blackoaks Lane North, Maple Grove, Minnesota 55311

(c)	Citizenship
United States of America

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
31188E108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 31188E108	13G	Page 5 of 6 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,249,910

10,249,910 shares of common stock of the Company are deemed beneficially owned by both Carebourn Capital, L.P. and Carebourn Partners, LLC, by virtue of their majority common ownership, as well as Chip Rice. Chip Rice owns a majority interest in both Carebourn Capital, L.P. and Carebourn Partners, LLC.

(b)	Percent of class: 9.2% (based on 111,222,662 shares of common stock outstanding as of May 7, 2015)

(c)	Number of shares as to which the person has:

The information contained in Items 5 – 11 on pages 3 and 4 of this statement is incorporated herein by reference.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

CUSIP No. 31188E108	13G	Page 6 of 6 Pages

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carebourn Capital, L.P.

Date: May 07, 2015	By:	/s/ Chip Rice
	Name:	Chip Rice
	Title:	Managing Member

Carebourn Partners, LLC

Date: May 07, 2015	By:	/s/ Chip Rice
	Name:	Chip Rice
	Title:	Managing Member

AGREEMENT

The undersigned hereby agree that this statement on Schedule 13G/A to which this agreement is attached be filed on behalf of: Carebourn Capital, L.P. and Carebourn Partners, LLC.

Carebourn Capital, L.P.

Date: May 07, 2015	By:	/s/ Chip Rice
	Name:	Chip Rice
	Title:	Managing Member

Carebourn Partners, LLC

Date: May 07, 2015	By:	/s/ Chip Rice
	Name:	Chip Rice
	Title:	Managing Member